Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
SkyBridge G II Fund, LLC:

We consent to incorporation by reference in the Registration Statement on Form N-2 (No. 333-174399) of SkyBridge G II Fund, LLC of our report, dated January 18, 2013, with respect to the statement of assets and liabilities of SkyBridge G II Fund, LLC as of March 31, 2012 (in organization) and the related statements of operations, changes in net assets and cash flows for the period from September 28, 2011 through March 31, 2012 (in organization), which report appears in the March 31, 2012 Certified Shareholder Report on Form N-CSR of SkyBridge G II Fund, LLC.  We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm and Legal Counsel” in the above noted Registration Statement.

/s/ KPMG LLP

New York, New York
January 30, 2013